Provider Variable Life

Issued by
Everlake Life Insurance Company
Through
Everlake Life Variable Life Separate Account A

Notice Document
Dated May 1, 2026

This Notice Document summarizes certain key features of Provider Variable Life Insurance, a modified single premium variable life insurance contract ("Contract"). The Notice Document also provides a summary of contract features that have changed since May 1, 2025.

The prospectus dated January 3, 2005 for Provider Variable Life Insurance, a modified single premium variable life insurance contract ("Contract"), contains more information about the Contract, including its features, benefits, and risks. You can find other information about the Contract online at https://www.everlakelife.com/provider-spvl. You can also obtain information about your Contract at no cost by calling 1-833-879-0774 or by sending an email request to ELCustomerservice@everlake.nttdata.com.

Additional information about certain investment products, including variable life insurance policies, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Contracts are no longer offered for new sales effective April 30, 2004.

NOTICE DOCUMENT

Glossary
Account Value — The aggregate value under a Contract of the Variable Sub-Accounts and the Loan Account.

Accumulation Unit — An accounting unit of measure used to calculate the value of a Variable Sub-Account.

Age — The Insured's age at the Insured's last birthday.

Code or Internal Revenue Code — The Internal Revenue Code of 1986, as amended.

Contract Anniversary — The same day and month as the Contract Date for each subsequent year the Contract remains in force.

Contract Date — The date on or as of which coverage under a Contract becomes effective and the date from which Contract Anniversaries, Contract Years and Contract months are determined.

Contract Owner — The person having rights to benefits under the Contract during the lifetime of the Insured; the Contract Owner may or may not be the Insured.

Contract Years — Annual periods computed from the Contract Date.

Death Benefit — The greater of: (1) the Specified Amount, or (2) the Account Value on the date of death multiplied by the death benefit ratio as specified in the Contract.

Free Withdrawal Amount — The amount of a surrender or partial withdrawal that is not subject to a Withdrawal Charge. This amount in any Contract Year is 15% of total premiums paid.

Funds — The registered management investment companies in which assets of the Variable Account may be invested.

Indebtedness — All Contract loans, if any, and accrued loan interest.

Initial Death Benefit — The Initial Death Benefit under a Contract is shown on the Contract Data page.

Insured — The person whose life is insured under a Contract.

Loan Account — An account in the Company's General Account, established for any amounts transferred from the Variable Sub-Accounts for requested loans. The Loan Account credits a fixed rate of interest that is not based on and is different from the investment experience of the Variable Account.

Monthly Activity Date — The day of each month on which the Monthly Deduction Amount is deducted from the Account Value of the Contract. Monthly Activity Dates occur on the same day of the month as the Contract Date. If there is no date equal to the Monthly Activity Date in a particular month, the Monthly Activity Date will be the last day of that month.

Monthly Deduction Amount — A deduction on each Monthly Activity Date for the cost of insurance charge, the tax expense charge and the administrative expense charge.

NOTICE DOCUMENT

Specified Amount — The minimum death benefit under a Contract, equal to the Initial Death Benefit on the Contract Date. Thereafter it may change in accordance with the terms of the partial withdrawal and the subsequent premium provisions of the Contract. A withdrawal reduces the Specified Amount in the same proportion that the withdrawal reduces Account Value. A subsequent premium payment increases the Specified Amount only to the extent necessary for the Contract to remain within the definition of a life insurance contract under the Internal Revenue Code.

Variable Account — Everlake Life Variable Life Separate Account A, an account established by the Company to separate the assets funding the Contracts from other assets of the Company.

Variable Sub-Account — The subdivisions of the Variable Account used to allocate a Contract Owner's Account Value, less Indebtedness, among the Portfolios of the Funds.

NOTICE DOCUMENT

Updated Information About Your Contract
The information in this Notice Document is a summary of certain Contract features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since your Contract was issued.
•Effective April 24, 2026, Invesco V.I. Global Core Equity Fund - Series I is merging into Invesco V.I. Global Fund - Series I

•Effective May 1, 2026, Putnam VT Research Fund – Class IB has changed its name to Putnam VT U.S. Research Fund – Class IB

•Effective May 1, 2026, Templeton Developing Markets VIP Fund – Class 2 has changed its name to Templeton Emerging Markets VIP Fund - Class 2

NOTICE DOCUMENT

Important Information You Should Consider About the Contract
An investment in the Contract is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table. You should review the prospectus for additional information about these topics.

Fees and Expenses				Location in Prospectus
Charges for Early Withdrawals
During the first 10 policy years, if you: (1) surrender the Contract, and/or (2) take partial withdrawals in excess of the Free Withdrawal Amount, you will be assessed a withdrawal charge of up to a maximum of 7.75% of the withdrawal amount in excess of the Free Withdrawal Amount. The Free Withdrawal Amount in any Contract Year is 15% of total premiums paid.

For example, if you surrender your policy in year two , you could pay a surrender charge of up to $7,750 on a Contract with $100,000 in excess of the Free Withdrawal Amount.

				Deductions and Charges
Transaction Charges
In addition to surrender charges (if applicable), the investor may also be charged for other transactions.

A $10 Transfer Fee may be charged for the thirteenth and each subsequent transfers within a Contract Year, not including transfers due to dollar cost averaging or automatic portfolio rebalancing. Currently, we are waiving this fee.

We will also charge a premium tax charge of up to 2.25% on a partial withdrawal or full surrender in excess of the Free Withdrawal Amount.

An Accelerated Death Benefit Administrative Fee of up to $250 is imposed if you request an Accelerated Death Benefit payment.

If you take a policy loan, the maximum interest rate imposed is 8%.
				Deductions and Charges
Ongoing Fees and Expenses (annual charges)
In addition to surrender charges and transaction charges, the Contract is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Contract, which are set based on characteristics of the insured (e.g., age, sex, and rating classification). Other ongoing charges include the monthly tax expense charge, the mortality and expense risk charge, the monthly administrative charge, an annual maintenance fee and loan interest, if any. Investors should view the Contract data page of the Contract for rates applicable to their Contract.

Investors will also bear expenses associated with the Portfolio Companies under the Contract, as shown in the following table:
				Deductions and Charges
	Annual Fee	Minimum	Maximum
	Total Annual Fund Operating Expenses* (expenses that are deducted from Fund assets, including management fees, distribution and/or service 12b-1 fees, and other expenses)	0.27%	1.37%
	* Expenses are shown as a percentage of Fund average daily net assets (before any waiver or reimbursement) as of December 31, 2025.

NOTICE DOCUMENT

Risks		Location in Prospectus
Risk of Loss	You can lose money by investing in the Contract. There is no minimum guaranteed Account Value.	Cover Page – Important Notices
Not a Short-Term Investment
This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Contract is designed to provide a life insurance benefit or to help meet other long-term financial objectives. Substantial fees, expenses, and tax implications generally make variable life insurance unsuitable as a short-term savings vehicle. Additionally, the Withdrawal Charge imposed on surrenders and withdrawals during the first 10 Contract Years will reduce your surrender proceeds, as well as the premium tax charge. In addition, a surrender may have adverse tax consequences.

Summary – Certain Risks of Investing in the Contract
Risks Associated with Investment Options
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., the Portfolios). Each investment option will have its own unique risks. You should review these investment options before making an investment decision.

Summary – Certain Risks of Investing in the Contract
Insurance Company Risks
An investment in the Contract is subject to the risks related to Everlake Life Insurance Company ("Everlake Life"). Any obligations, guarantees, or benefits are subject to the claims-paying ability of Everlake Life. If Everlake Life experiences financial distress, it may not be able to meet its obligations to you. More information about Everlake Life, including its financial strength ratings, is available upon request by calling 1-833-879-0774.

Contract Terms – Lapse and Reinstatement
Contract Lapse
Your Contract could lapse (terminate) if the value of your Contract is too low to support the Contract's monthly charges due on the Monthly Activity Date. This can happen due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans or loan interest, and contract charges (including increases in those charges). We will notify you in writing that if the amount shown in the notice (which will be sufficient to cover the monthly charges due) is not paid withing 61 days ("Grace Period"), there is danger of lapse. Death benefits will not be paid if the Contract has lapsed.

If the Insured dies during the Grace Period, the proceeds payable under the Contract will be reduced by the Monthly Deduction Amount(s) due and unpaid.

If the Contract lapses, you may apply for its reinstatement by paying us the reinstatement premium (and any applicable charges) required under the Contract. You must make a request for reinstatement within 5 years of the date the Contract entered a Grace Period. If a loan was outstanding at the time of lapse, we will require repayment of the loan before permitting reinstatement.

In addition, we reserve the right to require evidence of insurability satisfactory to us. All Contract changes continue to be based on your original Contract Date. You cannot reinstate the Contract once it has been surrendered.
Contract Terms – Lapse and Reinstatement

NOTICE DOCUMENT

Restrictions	Location in Prospectus
Investments
We limit the number of Variable Sub-Accounts you can invest in at any one time to twenty (20). We reserve the right to add, combine, remove or substitute Portfolios as investment options.

We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your Variable Sub-Accounts. In addition, while we currently are not charging a transfer fee, the Contract gives us the right to impose a transfer fee in certain circumstances. We reserve the right to limit transfers in any Contract Year, or to refuse any transfer request for a Contract Owner or certain Contract Owners. For example, we reserve the right to limit excessive trading and transfers that would disadvantage Contract Owners or have a detrimental effect on Accumulation Unit Values or the share price of any Portfolio.

Investment Choices – Portfolios, Transfer of Account Value, Market Timing & Excess Trading, and Trading Limitations
Optional Benefits
Any Accelerated Death Benefit payment is subject to a minimum and maximum, as well as certain qualifying criteria. The payment amount will be the amount requested less a $250 fee and may also be discounted in certain circumstances.

Accelerated Death Benefit

Taxes	Location in Prospectus
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Contract.

There is no additional tax benefit to the investor if the Contract is purchased through a tax-qualified plan or individual retirement account (IRA).

Earnings on your Contract (if any) are taxed when you withdraw them (or if a contract loan is not repaid), at ordinary income tax rates, and may be subject to a tax penalty for age 59½.

Federal Tax Matters

Conflicts of Interest	Location in Prospectus
Investment Professional Compensation
From time to time, we may pay or permit other promotional incentives, in cash or credit or other compensation. In addition, under certain circumstances, certain sellers of Contracts may be paid persistency bonuses which will take into account, among other things, the length of time premium payments have been held under a Contract, and contract values.
Statement of Additional Information - Distribution of the Contracts
Exchanges
Some investment professionals may have a financial incentive to offer an investor a new Contract in place of the one you already own. You should only exchange your Contract if you determine, after comparing the features, fees, and risks of both Contracts, that it is preferable for you to purchase the new Contract rather than continue to own your existing Contract.
Distributor of the Contracts

NOTICE DOCUMENT

Appendix: Portfolio Companies Available Under the Contract
The following is a list of the Portfolio Companies available under the Contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at https://www.everlakelife.com/provider-spvl. You can also request this information at no cost by calling 1-833-879-0774 or by sending an email request to ELCustomerservice@everlake.nttdata.com.
The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

Type / Investment Objective	Portfolio Company and Adviser/Subadviser		Current Expenses	Average Annual Returns (as of 12/31/25)
				1 year	5 year	10 year
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
To seek capital growth.	Invesco V.I. American Franchise Fund - Series I	Invesco Advisers, Inc.	0.85%	34.89%	15.84%	14.16%
Long-term capital appreciation.	Invesco V.I. American Value Fund - Series I		0.89%	11.67%	10.35%	14.87%
To seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.	Invesco V.I. Comstock Fund - Series I		0.75%	17.45%	15.43%	11.95%
Long-term growth of capital.	Invesco V.I. Core Equity Fund - Series I		0.80%	16.17%	12.81%	11.73%
Total return, comprised of current income and capital appreciation.	Invesco V.I. Core Plus Bond Fund - Series I		0.62%	7.09%	-0.11%	2.99%
To seek capital appreciation.	Invesco V.I. Discovery Large Cap Fund - Series I		0.80%	12.79%	11.69%	14.22%
To seek capital appreciation.	Invesco V.I. Discovery Mid Cap Growth Fund - Series I		0.86%	4.79%	3.90%	11.38%
Capital appreciation and current income.	Invesco V.I. Equity and Income Fund - Series I		0.57%	12.81%	8.94%	8.92%
Long-term growth of capital.	Invesco V.I. EQV International Equity Fund - Series I		0.90%	16.50%	3.68%	6.22%
To seek capital appreciation.	Invesco V.I. Global Fund - Series I (1)		0.81%	15.32%	7.28%	11.00%
To seek total return.	Invesco V.I. Global Strategic Income Fund - Series I		0.95%	12.98%	1.65%	3.01%
Total return, comprised of current income and capital appreciation.	Invesco V.I. Government Securities Fund - Series I		0.70%	7.37%	0.04%	1.60%
To seek capital appreciation.	Invesco V.I. Main Street Fund® - Series I		0.80%	15.93%	12.47%	12.53%

Type / Investment Objective	Portfolio Company and Adviser/Subadviser		Current Expenses	Average Annual Returns (as of 12/31/25)
				1 year	5 year	10 year
LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
The fund seeks long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.	LVIP American Century Balanced Fund - Standard Class II	Lincoln Financial Investments Corporation (Subadviser American Century Investment Management, Inc.)	0.77%	9.62%	6.49%	8.03%
The fund seeks capital growth.	LVIP American Century International Fund - Standard Class II		0.95%	15.98%	1.85%	6.42%
BNY MELLON STOCK INDEX FUND, INC.
The fund seeks to match the total return of the S&P 500® Index.	BNY Mellon Stock Index Fund, Inc. - Initial Shares	BNY Mellon Investment Adviser, Inc. (Subadviser Mellon Investments Corporation is the fund's index fund manager.)	0.27%	17.53%	14.11%	14.52%
BNY MELLON VARIABLE INVESTMENT FUND (VIF)
The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.	BNY Mellon VIF - Government Money Market Portfolio	BNY Mellon Investment Adviser, Inc. (Subadviser Dreyfus, a division of Mellon Investments Corporation)	0.35%	3.93%	2.90%	1.79%
The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk.	BNY Mellon VIF - Growth & Income Portfolio - Initial Shares	BNY Mellon Investment Adviser, Inc. (Subadviser Newton Investment Management North America, LLC)	0.70%	16.83%	14.22%	14.66%
BNY MELLON SUSTAINABLE U.S. EQUITY PORTFOLIO, INC.
The fund seeks long-term capital appreciation.	BNY Mellon Sustainable U.S. Equity Portfolio, Inc. - Initial Shares	BNY Mellon Investment Adviser, Inc. (Subadviser Newton Investment Management Limited)	0.66%	15.97%	11.93%	13.56%
FIDELITY® VARIABLE INSURANCE PRODUCTS
Seeks to maximize total return by allocating assets among stocks, bonds, short-term instruments and other investments.	Fidelity® VIP Asset Manager 70% Portfolio - Initial Class	Fidelity Management & Research Company (FMR) (Subadviser FMR UK, FMR H.K. and FMR Japan)	0.62%	18.29%	7.64%	8.87%
Seeks long-term capital appreciation.	Fidelity® VIP Contrafund℠ Portfolio - Initial Class		0.54%	21.52%	15.37%	15.78%
Seeks reasonable Income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio℠ - Initial Class		0.46%	19.02%	12.51%	11.60%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Initial Class		0.55%	14.92%	13.70%	17.45%
Seeks a high level of current income, while also considering growth of capital.	Fidelity® VIP High Income Portfolio - Initial Class		0.81%	10.36%	4.22%	5.59%

Type / Investment Objective	Portfolio Company and Adviser/Subadviser		Current Expenses	Average Annual Returns (as of 12/31/25)
				1 year	5 year	10 year
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Seeks capital appreciation, with income as a secondary goal. Under normal market conditions, the fund invests primarily in U.S. and foreign equity securities that the investment manager believes are undervalued.	Franklin Mutual Shares VIP Fund - Class 2	Franklin Mutual Advisers, LLC	0.94%	11.52%	9.20%	7.53%
Seeks long-term capital growth. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization and mid-capitalization companies.	Franklin Small-Mid Cap Growth VIP Fund - Class 2	Franklin Advisers, Inc.	1.09%	2.52%	1.03%	9.89%
Seeks long-term capital appreciation. Under normal market conditions, the fund invests at least 80% of its net assets in emerging markets investments.	Templeton Emerging Markets VIP Fund - Class 2 (1)	Templeton Asset Management Ltd. (Subadviser Franklin Templeton Investments Management Limited (FTIML))	1.37%	46.27%	5.46%	10.40%
Seeks long-term capital growth. Under normal market conditions, the fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.	Templeton Foreign VIP Fund - Class 2	Templeton Investment Counsel, LLC	1.08%	29.19%	8.25%	5.75%
Seeks long-term capital growth. Under normal market conditions, the fund invests primarily in equity securities of companies located anywhere in the world, including developing markets.	Templeton Growth VIP Fund - Class 2	Templeton Global Advisors Limited	1.12%	23.83%	7.95%	7.04%
GOLDMAN SACHS VARIABLE INSURANCE TRUST
Seeks long-term growth of capital.	Goldman Sachs VIT International Equity Insights Fund	Goldman Sachs Asset Management, L.P.	0.81%	38.48%	11.08%	8.23%
Seeks long-term growth of capital.	Goldman Sachs VIT Small Cap Equity Insights Fund		0.82%	16.14%	10.47%	10.84%
Seeks long-term growth of capital.	Goldman Sachs VIT Strategic Growth Fund		0.70%	17.92%	12.75%	16.41%
Seeks long-term growth of capital and dividend income.	Goldman Sachs VIT U.S. Equity Insights Fund		0.56%	15.75%	13.81%	13.73%
MFS® VARIABLE INSURANCE TRUST
Seeks capital appreciation.	MFS® Growth Series - Initial Class	Massachusetts Financial Services Company	0.73%	12.19%	11.10%	8.91%
Seeks capital appreciation.	MFS® Investors Trust Series - Initial Class		0.74%	13.57%	11.33%	12.49%
Seeks capital appreciation.	MFS® New Discovery Series - Initial Class		0.87%	12.96%	-0.28%	10.74%
Seeks capital appreciation.	MFS® Research Series - Initial Class		0.74%	12.85%	11.15%	12.93%
Seeks total return.	MFS® Utilities Series - Initial Class		0.78%	15.01%	7.64%	9.49%

Type / Investment Objective	Portfolio Company and Adviser/Subadviser		Current Expenses	Average Annual Returns (as of 12/31/25)
				1 year	5 year	10 year
MORGAN STANLEY VARIABLE INSURANCE FUND, INC.
Seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.	Morgan Stanley VIF Growth Portfolio - Class I	Morgan Stanley Investment Management Inc.	0.57%	35.72%	3.41%	17.76%
PUTNAM VARIABLE TRUST
Seeks capital appreciation.	Putnam VT Global Health Care Fund - Class IB	Putnam Investment Management, LLC (Subadviser Franklin Advisers, Inc., Franklin Templeton Investment Management Limited, The Putnam Advisory Company, LLC)	1.00%	15.05%	7.71%	8.36%
Seeks capital appreciation.	Putnam VT International Equity Fund - Class IB		1.06%	37.68%	9.28%	8.12%
Seeks capital appreciation.	Putnam VT Large Cap Growth Fund - Class IB	Putnam Investment Management, LLC (Subadviser Franklin Advisers, Inc., Franklin Templeton Investment Management Limited)	0.88%	14.34%	13.44%	17.66%
Seeks capital growth and current income.	Putnam VT Large Cap Value Fund - Class IB		0.79%	20.35%	15.38%	13.30%
Seeks capital appreciation.	Putnam VT U.S. Research Fund - Class IB (2)	Putnam Investment Management, LLC (Subadviser Franklin Advisers, Inc., Franklin Templeton Investment Management Limited, The Putnam Advisory Company, LLC)	0.93%	17.88%	14.52%	15.07%
(1) Effective May 1, 2026, Templeton Developing Markets VIP Fund – Class 2 has changed its name to Templeton Emerging Markets VIP Fund - Class 2
(2) Effective May 1, 2026, Putnam VT Research Fund – Class IB has changed its name to Putnam VT U.S. Research Fund – Class IB
(3) Effective April 24, 2026, Invesco V.I. Global Core Equity Fund - Series I is merging into Invesco V.I. Global Fund - Series I

Edgar Contract Identifier: C000002797
FIC852ND-4